UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

National CineMedia, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

635309107

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

September 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,896,652
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,896,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,896,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,896,652
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,896,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,896,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.9%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amdended on March 20, 2018 and June 4, 2018 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5 and 6 of the Schedule 13D as set forth below.

Item 4.  Purpose of Transaction

On September 12, 2018, the Reporting Persons adopted a Rule 10b5-1 transaction plan (the “Plan”). The Plan was established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and during an “open window” period as permitted by the Issuer’s insider trading policy.   The Plan establishes predetermined trading parameters that do not permit the Reporting Persons to exercise subsequent influence over how, when or whether to effect trades thereunder.  Additional shares of the Issuer’s Common Stock having up to a pre-determined dollar value may be purchased for the benefit of the Reporting Persons under the Plan based upon pre-established stock price thresholds.  The Plan will terminate on November 7, 2018.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.  The Reporting Persons continue to reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentage calculations herein are based upon the statement in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 28, 2018, as filed with the Securities and Exchange Commission on August 7, 2018, that there were 78,995,016 outstanding shares of Common Stock of the Issuer as of August 1, 2018.

Of the shares of the Issuer’s Common Stock reported herein as being beneficially owned by the Reporting Persons, 29,500 shares are owned directly by a wholly-owned subsidiary of Standard Diversified Inc. ("SDI").  As a result of their beneficial ownership of securities of SDI, the Reporting Persons may be deemed to beneficially own shares of the Issuer’s Common Stock owned by SDI.

(c)  The following table lists the Reporting Persons’ transactions in shares of the Issuer’s Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D.

Transaction	Date	No. Shares	Purchase Price

Open market purchase	08/09/2018	46,439	$8.5497
Open market purchase	08/10/2018	50,000	$8.6140
Open market purchase	08/13/2018	86,000	$8.6002

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:             September 14, 2018
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim